UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

KEY TECHNOLOGY, INC.

(Name of Subject Company)

KEY TECHNOLOGY, INC.

(Name of Person Filing)

Common Stock, No Par Value

(Title Class of Securities)

493143101

(CUSIP Number of Class of Securities)

John J. Ehren

Chief Executive Officer

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Ronald L. Greenman

Thomas P. Palmer

Tonkon Torp LLP

1600 Pioneer Tower

888 SW Fifth Avenue

Portland, Oregon 97204

Telephone: (503) 221-1440

Telecopy: (503) 972-3706

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Key Technology, Inc., an Oregon corporation (“Key Technology”), with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Duravant and Purchaser with the SEC on February 8, 2018.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 titled “German Competition Law” is hereby amended and supplemented by adding the following paragraph at the end of the subsection:

“On March 5, 2018, the FCO granted unconditional approval of the Offer and the Merger in accordance with German Competition Law. Accordingly, Key Technology is not aware of any other clearances under applicable antitrust laws that must be obtained prior to the consummation of the Offer and the Merger.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018	KEY TECHNOLOGY, INC.

	By:	/s/ John J. Ehren
	Name	John J. Ehren
	Title:	President and Chief Executive Officer